

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

August 28, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (949) 234-1998

Carl Palmer
Chief Executive Officer and President
Seychelle Environmental Technologies, Inc.
33012 Calle Perfecto
San Juan Capistrano, California 92675

> **Re: Seychelle Environmental Technologies, Inc.**
> **Form 10-KSB for the Year Ended February 28, 2007**
> **Filed August 23, 2007**
> **File No. 000-29373**

Dear Mr. Palmer:

We have reviewed your filing and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-KSB for the Year Ended February 28, 2007</u>

<u>Annual Financial Statements</u>

<u>General</u>

1. We have reviewed your response to comment 13. Please file a Form 10-QSB for the quarter ended May 31, 2007 as required by General Instruction A1 to Form 10-QSB.

<u>Note 8 – Capital Structure, page 48</u>

<u>Warrants, page 52</u>

2. We have reviewed your responses to comment 22. We understand you have concluded that the consultants to whom warrants were issued were, in fact, employees. We also note that you have revised the disclosure in your most recent

filing to clarify your conclusion. As previously requested, please provide us with additional information to understand your conclusions regarding the appropriate classification as employees or non-employee of the officers of the company performing consulting services. Include this information in your supplemental response. Please include a discussion of the factors discussed in the response to question 1(b) of FIN 44 in supporting your conclusion regarding employee status.

3. As previously requested, please supplementally provide us with a breakdown of all warrant and option issuances, broken out by recipient, and indicate whether the recipient is an employee or not.

   If you conclude that any awards accounted for using the intrinsic value method were not issued to employees as defined by FIN 44, please provide us with your calculation of the fair value of any such awards at the measurement date. Please identify each assumption used in valuing these awards. Please also provide us with your materiality assessment of any resulting accounting errors, including a comparison of each quarterly income statement as reported to the corrected quarterly income statements for each affected period.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Jeff Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Rufus Decker, the undersigned, at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief